Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

MONDAY, MAY 10, 2010

STRATEGIC HOTELS & RESORTS, INC. ANNOUNCES CASH TENDER OFFER TO PURCHASE ANY AND ALL OF ITS SUBSIDIARY’S OUTSTANDING

EXCHANGEABLE SENIOR NOTES

CHICAGO—May 10, 2010—Strategic Hotels & Resorts, Inc. (the “Company”) (NYSE: BEE) today announced that it has commenced a cash tender offer (the “Tender Offer”) to purchase any and all of the outstanding 3.50% Exchangeable Senior Notes due 2012 (the “Exchangeable Notes”) issued by its subsidiary, Strategic Hotel Funding, L.L.C. (“SH Funding”), at a purchase price per $1,000 principal amount of Exchangeable Notes as set forth in the table below. The Tender Offer will expire at 12:00 midnight, New York City time, on June 7, 2010 (inclusive of June 7, 2010), unless extended (as such time and date may be extended, the “Expiration Date”) or earlier terminated by the Company. The Tender Offer is being made pursuant to the Offer to Purchase dated May 10, 2010 (the “Offer to Purchase”), the accompanying Letter of Transmittal and the Company’s Statement on Schedule TO, which was filed with the Securities and Exchange Commission on May 10, 2010, which documents more fully set forth the terms and conditions of the Tender Offer.

CUSIP Number	Title of Security	Aggregate Principal Amount Outstanding (1)	Tender Offer Consideration (2)
86272X AA5	3.50% Exchangeable Senior Notes due 2012	$180,000,000	$1,000

(1)	As of May 10, 2010.
(2)	Per $1,000 principal amount of Exchangeable Notes tendered and accepted for purchase.

In order to receive the Tender Offer Consideration set forth in the table above, holders of the Exchangeable Notes must validly tender and not validly withdraw their Exchangeable Notes at or prior to the Expiration Date.

As described in the Offer to Purchase, holders of the Exchangeable Notes may withdraw the tender of their Exchangeable Notes at any time on or prior to the Expiration Date. Validly withdrawn Exchangeable Notes may be re-tendered at any time on or prior to the Expiration Date. The Tender Offer is conditioned on the completion of the public offering of shares of the common stock of the Company announced on May 10, 2010 and receipt of at least $200.0 million of gross proceeds therefrom, and is subject to the satisfaction or waiver of certain other conditions set forth in the Offer to Purchase. The Tender Offer is not conditioned on the tender of a minimum amount of Exchangeable Notes. Subject to applicable law, the Company may amend, extend or, subject to certain conditions, terminate the Tender Offer at any time.

The Company will pay the Tender Offer Consideration plus accrued and unpaid interest in respect of any Exchangeable Notes accepted for purchase in the Tender Offer to, but not including, the date of payment of the Tender Offer Consideration, which is expected to occur promptly following the Expiration Date.

This press release is for informational purposes only and is not an offer to sell or purchase or the solicitation of an offer to sell or purchase any securities discussed herein. The Tender Offer is only being made pursuant to the terms of the Offer to Purchase and the related Letter of Transmittal. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. None of the Company, SH Funding, the dealer managers, the depositary, the information agent, the trustee for the Exchangeable Notes or their respective affiliates is making any recommendation as to whether or not holders should tender all or any portion of their Exchangeable Notes in the Tender Offer.

The Company has engaged J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc. to act as joint dealer managers for the Tender Offer. The Company has engaged Global Bondholder Services Corporation to act as information agent and depositary for the Tender Offer. Requests for documents may be directed to Global Bondholder Services Corporation at (866) 389-1500 (U.S. toll free) or in writing to 65 Broadway, Suite 404, New York, NY 10006, Attn: Corporate Actions. Questions regarding the Tender Offer may be directed to either J.P. Morgan Securities Inc. at (800) 261-5767 or in writing to 383 Madison Avenue, New York, New York 10179, Attn: Equity Syndicate Desk or Deutsche Bank Securities Inc. at (212) 250-5600 or in writing to 60 Wall Street, New York, New York 10005, Attn: Equity Capital Markets Syndicate Desk.

About the Company

Strategic Hotels & Resorts, Inc. is a real estate investment trust (REIT) which owns and provides value-enhancing asset management of high-end hotels and resorts in the United States, Mexico and Europe. The company currently has ownership interests in 17 properties with an aggregate of 8,002 rooms.

This press release contains forward-looking statements about the Company. Except for historical information, the matters discussed in this press release are forward-looking statements subject to certain risks and uncertainties. Actual results could differ materially from the Company’s projections. Factors that may contribute to these differences include, but are not limited to the following: the Company’s ability to consummate the tender offer for the Exchangeable Notes; the Company’s ability to consummate the public offering of shares of the common stock of the Company; demand for hotel rooms in our current and proposed market areas; availability of capital; ability to obtain or refinance debt or comply with covenants contained in our debt facilities; rising interest rates and operating costs; rising insurance premiums; cash available for capital expenditures; competition; economic conditions generally and in the real estate market specifically, including further deterioration of the current global economic downturn and the extent of its effect on business and leisure travel and the lodging industry; ability to dispose of existing properties in a manner consistent with our disposition strategy; delays and cost overruns in construction and development; demand for hotel condominiums; marketing challenges associated with entering new lines of business; risks related to natural disasters; the effect of threats of terrorism and increased security precautions on travel patterns and hotel bookings; the outbreak of hostilities and international political instability; legislative or regulatory changes, including changes to laws governing the taxation of REITs; and changes in generally accepted accounting principles, policies and guidelines applicable to REITs.

Additional risks are discussed in the Company’s filings with the Securities and Exchange Commission, including those appearing under the heading “Item 1A. Risk Factors” in the Company’s most recent Form 10-K and subsequent Form 10-Qs. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. The forward-looking statements are made as of the date of this press release, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.